Filed by: Fifth Third Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Comerica Incorporated

(Commission File No.: 001-10706)

Date: October 6, 2025

The following Bloomberg interview by Fifth Third Bancorp CEO Timothy Spence was made available by Fifth Third Bancorp on October 6, 2025.

FIFTH THIRD CEO TIM SPENCE

BLOOMBERG INTERVIEW TRANSCRIPTION

10/6/25

Dani Burger

One of the biggest U.S. bank deals this year, if not the biggest. Fifth Third is buying Comerica in an all-stock deal valued at 10.9 billion dollars. The combined company will be the 9th largest bank in America. I’m pleased to say that joining the program now is Tim Spence, Chairman, President, and CEO of Fifth Third Bank. Tim, great to have you on! Congratulations on this! Why this deal? Why now?

Timothy Spence

Yeah, good morning, Dani. Thank you. And based on your last segment on Tesla, I think the next time we have a deal, we’re going to announce it by tweeting a photo of a spinning hubcap. Yeah, listen, we’re big believers. Like, we’ve been patient and quite deliberate as it relates to M&A because M&A is disruptive and its higher execution risk than the way that you would grow organically. So, in order for us to ever be interested, we have to believe that it advances our strategic priorities, that there’s enough of a return premium, that we can compensate for additional execution risk, and that at the end of the integration process, we’re not just going to bigger, we’re also going to be better. And I think this is one of those rare opportunities that meets all those requirements. The return premium on the deal here is at 22% IRR and about 9% earnings per share accretion to Fifth Third shareholders. It’s neutral to a tangible book value per share at close. Meaning no earn-back. And those measures are all better than we can achieve purely on an organic basis. And strategically, I’m really excited because the retail franchise is the thing that has really distinguished Fifth Third over the course of the past 4-5 years. We’ve been the fastest growing large bank in the Southeast, large regional bank in the Southeast during that period of time. And we now get access to Texas as part of our expansion plan. And, in Comerica’s case, the crown jewel of their company is this incredibly strong, disciplined, middle market and commercial banking franchise and I just think that opportunities are so significant to unlock that franchise across the broader combined footprint here. So, it’s a great opportunity to do it, and I think the window seemed right.

Dani Burger

Deals of this size also, Tim, 10.9 billion dollars, they would easily take over a year to close, just because of an elongated (Timothy Spence: Yep.) regulatory review process. What have you heard from regulators this time around regarding this deal? Is it a much easier environment?

Timothy Spence

Yeah, I think, just empirically, if you look at the speed to approval of the deals that others have announced, including one that we saw on Friday, not long beyond 90 days, I believe, from the time of announcement. There’s a strong indication here that the M&A approval process is fact-based, and it’s going to be quick. And that matters because the second that you make an announcement like this, you’re essentially fighting a battle with time, and getting the deal closed quickly so that you can retain your clients, retain your bankers, and get the combined platform integrated and back to offense. So, certainly, the indications that there are accelerated merger approvals are an important consideration here. With that said, Fifth Third was approved to bid on the failed banks in 2023. I’m pretty confident we could have gotten a deal approved, you know, in the prior administration as well. It’s just nice to know that that process here will be fact-based, you know, but expedient, if recent outcomes are any guide.

Dani Burger

Well, Comerica seems like a right target Tim. There’s been lots of conversations, lots of swirling conversations I should say, around Comerica. Whether they would sale because they had a lot of activists and investors pushing them because of some of the concerns that they mismanaged some of their interest rate exposure. Is there some right sizing that you’re looking at to be done once this acquisition is finalized?

Timothy Spence

You know, I think the CEO of Comerica, Curt Farmer, if here, he were here, would tell you that the process that the Board, the journey the Board was on as it related to their strategic options was deliberative and it predates the involvement of the activists. Nearly as it relates to interest rate risk, the things that make Comerica’s business model great, the abundance of operational commercial deposits, and all the floating rate commercial loans are what it makes, what makes it hard to manage interest rate risks. So, you know, they put a hedging program in place and rates moved more quickly than I think probably any of us anticipated. And the byproduct of that is the hedge positions have created a drag. I think we said on our announcement call it was about 85 million bucks in lost income in the second quarter. So, purchase accounting will allow us to deal with that. And the broader Fifth Third balance sheet and in particular, this diversified range of fixed rate loan origination engines that we operate are going to allow us to manage interest rate risk in a way that, you know, will be more neutral than Comerica had to, just given the nature of its business composition.

Dani Burger

Well, with this deal you also go above that 250-billion-dollar threshold where the next level of regulatory burdens, let’s call it, kick in. Just how challenging and expensive does it get where you now need to do things like upgrade tech, legal, and accounting expertise?

Timothy Spence

Yeah. That’s a great question. So, we were one of the bidders on First Republic. And we had to contemplate three years ago, crossing that line with a bullet. And when we came out of the process there, we elected just to start the pursue the buildout of what we called category three readiness or, 2xing the bank, inside the company. So, the expenses associated with full category three compliance are mostly in the run rate, at Fifth Third today and I consider them to be the incremental work that needs to be done here to be immaterial. And will be done well within the allowed time frame. So, I’m confident in our ability to get that done.

Dani Burger

I realize that you’re still working through this so, I hate to jump the gun, Tim. But would you be interested in more M&A after this? You’ve already increased the threshold, why not just go bigger?

Timothy Spence

I, we’ve bought one bank in the last ten years. And we did it because we were not in a survivable strategic position in Chicago, which is a critical Mid-West market for us. And the combination of Fifth Third and MB resulted in us actually gaining market share. And I think we’re one of only a few large banks that actually has a higher market share five years after it, closing a deal, than it did at the time of the combination on a pro forma basis. And that is to say, we’re disciplined. We don’t do things unless we believe that we can operate as a combined company and be better. And that really is going to be the focus for us now. Is, you know, move through the shock of a communication that’s inevitable for both companies, get focused on the actions we need to take to ensure that we deliver the financial outcomes, and start the investment because the opportunities for Comerica is unique, capabilities and for ours, across this combined platform, are things that we could live on for years.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about our business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future common share dividends, common share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.

Comerica Incorporated’s (“Comerica”) and Fifth Third Bancorp’s (“Fifth Third”) actual results and financial condition may differ materially from those indicated in these forward-looking statements. Important factors that could cause Comerica’s and Fifth Third’s actual results, financial condition and predictions to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in our and Fifth Third’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings and synergies from the merger of Comerica with Fifth Third (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized; (2) the failure of the closing conditions in the merger agreement between Comerica and Fifth Third providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances, including the impact and timing of any government shutdown, that could delay the Transaction or could give rise to the termination of the merger agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Comerica, Fifth Third or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Comerica and Fifth Third operate; (6) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (7) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Comerica or Fifth Third to operate its business outside the ordinary course during the pendency of the Transaction; (8) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (9) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (10) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) reputational risk and potential adverse reactions of Comerica or Fifth Third customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (12) the dilution caused by Fifth Third’s issuance of additional shares of its common stock in connection with the Transaction; (13) a material adverse change in the condition of Comerica or Fifth Third; (14) the extent to which Comerica’s or Fifth Third’s businesses perform consistent with management’s expectations; (15) Comerica’s and Fifth Third’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the timing and impact of Comerica’s Direct Express transition; (19) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (20) changes in customer behavior; (21) unfavorable developments concerning credit quality; (22) declines in the businesses or industries of Comerica’s or Fifth Third’s customers; (23) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction of expansion of the combined company’s business operations following the proposed Transaction; (24) general competitive, political and market conditions and other factors that may affect future results of Comerica and Fifth Third including changes in asset quality and credit risk; (25) security risks, including cybersecurity and data privacy risks, and capital markets; (26) inflation; (27) the impact, extent and timing of technological changes; (28) capital management activities; (29) competitive product and pricing pressures; (30) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (31) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Comerica’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000108/cma-20241231.htm), and in Fifth Third’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000003552725000079/fitb-20241231.htm), as well as Comerica’s and Fifth Third’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Comerica and Fifth Third disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Fifth Third intends to file a registration statement on Form S-4 with the SEC to register the shares of Fifth Third common stock that will be issued to Comerica stockholders in connection with the proposed Transaction. The registration statement will include a joint proxy statement of Comerica and Fifth Third that also constitutes a prospectus of Fifth Third. The definitive joint proxy statement/prospectus will be sent to the stockholders of Comerica and shareholders of Fifth Third in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING COMERICA, FIFTH THIRD, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Comerica or Fifth Third through the website maintained by the SEC at https://www.sec.gov or by contacting the investor relations department of Comerica or Fifth Third at:

Comerica Inc.	Fifth Third Bancorp
Comerica Bank Tower 1717 Main Street, MC 6404	38 Fountain Square Plaza MD 1090FV
Dallas, TX 75201	Cincinnati, OH 45263
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@comerica.com (833) 571-0486	IR@53.com (866) 670-0468

Before making any voting or investment decision, investors and security holders of Comerica and Fifth Third are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

PARTICIPANTS IN THE SOLICITATION

Comerica, Fifth Third and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Comerica and shareholders of Fifth Third in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of each of Comerica and Fifth Third is set forth in (i) Comerica’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Information about Nominees and Other Directors”, “Director Independence”, “Transactions with Related Persons”, “Compensation Committee Interlocks and Insider Participation”, “Compensation of Directors”, “Proposal 3 Submitted for your Vote – Non-Binding, Advisory Proposal Approving Executive Compensation”, “Pay Versus Performance”, “Pay Ratio Disclosure” and “Security Ownership of Management”, which was filed with the SEC on March 17, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000135/cma-20250313.htm, and (ii) Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Board of Directors Compensation”, “Compensation Discussion and Analysis”, “Human Capital and Compensation Committee Report”, “Compensation of Named Executive Officers”, “CEO Pay Ratio”, “Pay vs Performance”, “Company Proposal No. 2: Advisory Vote on Compensation of Named Executive Officers (Item 3 on Proxy Card)” and “Compensation Committee Interlocks and Insider Participation”, which was filed with the SEC on March 4, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000119312525045653/d901598ddef14a.htm. To the extent holdings of each of Comerica’s or Fifth Third’s securities by its directors or executive officers have changed since the amounts set forth in Comerica’s or Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=35527&owner=exclude, and at https://www.sec.gov/edgar/browse/?CIK=28412&owner=exclude.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.